UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Numbers 333-233810

ENVISTA HOLDINGS CORPORATION
UNION SAVINGS PLAN
(Exact name of registrant as specified in its charter)

200 S. Kraemer Blvd., Building E
Brea, California 92821,
(714) 817-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan Interests in the Envista Holdings Corporation Union Savings Plan
(Title of each class of securities covered by this Form)

None(1)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None.(2)

(1)	Although the duty to file reports under Section 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") has been terminated with respect to the Envista Holdings Corporation Union Savings Plan, the duty of Envista Holdings Corporation (the "Company") to file reports under Sections 13(a) or 15(d) of the Exchange Act remains with respect to the Company's common stock, par value $0.01 per share.

(2)	Effective September 28, 2020, the Envista Holdings Corporation Union Savings Plan ("EUSP") was merged with and into the Envista Holdings Corporation Savings Plan ("ESP"). As a result, EUSP, which previously constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. As such, on June 16, 2021 Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (333-233810) (the "Registration Statement") was filed to terminate the offering and de-register all of the unsold shares of common stock registered on the Registration Statement with respect to the EUSP that remained unissued and unsold as of the effective date of the merger, along with the associated plan interests. Accordingly, this Form 15 is filed to reflect the suspension of the EUSP’s duty to file reports under Section 15(d) of the Exchange Act, including Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Envista Holdings Corporation Savings Plan, as successor to the Envista Holdings Corporation Union Savings Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ENVISTA HOLDINGS CORPORATION SAVINGS PLAN, AS SUCCESSOR TO THE ENVISTA HOLDINGS CORPORATION UNION SAVINGS PLAN

Date: June 16, 2021	By:	/s/ Amanda Devery
Amanda Devery
Vice President of Total Rewards
Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.